UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                                    BCE INC.
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                                (Name of Issuer)


                           COMMON SHARES, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   05534B760 4
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                                 (CUSIP Number)


                                JEFFREY M. DAVIS
                        SENIOR LEGAL COUNSEL, INVESTMENTS
                      ONTARIO TEACHERS' PENSION PLAN BOARD
                          5650 YONGE STREET, 5TH FLOOR
                                TORONTO, ONTARIO
                                 CANADA M2M 4H5
                                 (416) 228-5900
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 19, 2007
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             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  05534B760 4
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      1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            ONTARIO TEACHERS' PENSION PLAN BOARD
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      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) _________               (b)     X
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      3.    SEC Use Only

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      4.    Source of Funds (See Instructions)                  OO

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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)                                  [_]
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      6.    Citizenship or Place of Organization                ONTARIO, CANADA

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                        7.    Sole Voting Power                50,802,638 shares

 Number of       ---------------------------------------------------------------
   Shares               8.    Shared Voting Power                       -0-
Beneficially
  Owned by       ---------------------------------------------------------------
    Each                9.    Sole Dispositive Power           50,802,638 shares
 Reporting
Person With      ---------------------------------------------------------------
                        10.   Shared Dispositive Power                  -0-

--------------------------------------------------------------------------------
      11.   Aggregate Amount Beneficially Owned by             50,802,638 shares
            Each Reporting Person
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      12.   Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares (See Instructions)                                   [X](1)
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      13.   Percent of Class Represented by Amount in Row (11)          6.3

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      14.   Type of Reporting Person (See Instructions)                 EP

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---------------------
(1) For additional information regarding disclaimer of beneficial ownership of certain securities of the Issuer, please see the disclosure included in
      Item 5.

      This Amendment No. 5 (this "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on April 9, 2007 (the "Schedule 13D") by Ontario Teachers' Pension Plan Board ("Teachers'") with respect to the Common Shares, no par value (the "Common Shares") of BCE Inc., a corporation organized under the laws of Canada (the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D, as filed with the SEC on June 5, 2007; Amendment No. 2 to the Schedule 13D, as filed with the SEC on June 7, 2007; Amendment No. 3 to the Schedule 13D, as filed with the SEC on June 28, 2007 and Amendment No. 4 to the Schedule 13D, as filed with the SEC on July 5, 2007. The address of the Issuer's principal executive offices is 1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7. Unless specifically amended hereby or in Amendment No. 1, Amendment No. 2, Amendment No. 3 or Amendment No. 4 to the Schedule 13D, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.


ITEM 2.     IDENTITY AND BACKGROUND.

      ITEM 2 IS AMENDED AND RESTATED AS FOLLOWS:

      (a) This Amendment is being filed by Teachers'.

      (b) - (c) Teachers' is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of Teachers' is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5.

      The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers' is set forth in Schedule A hereto, and is incorporated herein by reference.

      (d) Neither Teachers', nor to the best of Teachers' knowledge, any of the persons identified in this Item 2 and Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Neither Teachers', nor to the best of Teachers' knowledge, any of the persons identified in this Item 2 and Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of the persons listed on Schedule A hereto is a citizen of Canada.

ITEM 4.     PURPOSE OF TRANSACTION.

      ITEM 4 IS AMENDED TO ADD THE FOLLOWING:

      As previously disclosed on Amendment No. 4 to the Schedule 13D, a Definitive Agreement, dated as of June 29, 2007 (the "Definitive Agreement"), has been entered into by and between the Issuer and 6796508 Canada Inc., a Canadian corporation formed by Teachers', Providence Equity Partners Inc. ("PEP") and Madison Dearborn Partners, LLC for the purpose of effecting the transactions contemplated by the Definitive Agreement (the "Buyer"). On October 19, 2007, ML IBK Positions, Inc. ("ML IBK") delivered an equity commitment letter to an affiliate of PEP and the Buyer, pursuant to which ML IBK committed, subject to certain conditions, to purchase (or cause a permitted assignee to purchase) a minority equity interest in Buyer or Buyer's ultimate parent company for an aggregate purchase price of CAD$475,000,000, on the same pricing basis as equity interests to be purchased by Teachers', PEP and affiliates of Madison Dearborn Partners, LLC and their respective affiliates.


ITEM 5.     INTERESTS IN THE SECURITIES OF THE ISSUER.

ITEM 5 IS AMENDED TO ADD THE FOLLOWING:


      (a) and (b) As of the date of this Amendment, Teachers' is the beneficial owner of 50,802,638 Common Shares, representing approximately 6.3% of the Common Shares outstanding, which percentage is calculated based upon 804,824,883 Common Shares reported to be outstanding by the Issuer as of August 10, 2007, as disclosed in the Issuer's Form 6-K filed on August 14, 2007. Teachers' has sole voting and dispositive power with respect to all of the Common Shares beneficially owned by it.

      As a result of the matters described in Item 4 above, Teachers' may be deemed to constitute a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with ML IBK and or one or more of its affiliates (each, a "Merrill Lynch entity" and, collectively, the "Merrill Lynch entities"). As described below, it is possible that Teachers' and each of the Merrill Lynch entities may be deemed to beneficially own all of the Common Shares beneficially owned by each Merrill Lynch entity.

      To the knowledge of Teachers', the Merrill Lynch entities collectively beneficially owned 7,550,583 Common Shares as of October 18, 2007. Teachers' and the Merrill Lynch entities would collectively beneficially own, in the aggregate, approximately 7.2% of the issued and outstanding Common Shares (based on the number of 804,824,883 shares of Common Shares outstanding as of August 10, 2007 as disclosed in the Issuer's Form 6-K filed on August 14, 2007). Teachers' hereby disclaims beneficial ownership of Common Shares owned by any Merrill Lynch entity.

      (c) Except as set forth above or in the attached Schedule A, Teachers' has not effected any transaction in Common Shares during the 60 days preceding the date of this Amendment. All such transactions were effected in the open market, unless otherwise noted.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Please see Item 4 above.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 25, 2007

                                     ONTARIO TEACHERS' PENSION PLAN BOARD





                                     By:   /s/  Claude Lamoureux
                                         ---------------------------------------
                                         Name:  Claude Lamoureux
                                         Title: President and Chief Executive
                                                Officer

                                   SCHEDULE A

Directors, Executive Officers, and Controlling Persons of Ontario Teachers' Pension Plan Board ("Teachers'"), each of whom is a citizen of Canada.

-------------------- ----------------------------------- ---------------------------------------
        NAME            RESIDENCE OR BUSINESS ADDRESS              OCCUPATION OR EMPLOYMENT
-------------------- ----------------------------------- ---------------------------------------
Jill Denham          36 Bayview Wood                     Former Vice-Chair, CIBC Retail Markets

(Board member)       Toronto, ON   M4N 1R7
-------------------- ----------------------------------- ---------------------------------------
Helen Kearns         71 Hudson Drive                     President of R.S. Bell & Associates

(Board member)       Toronto, ON   M4T 2K2
-------------------- ----------------------------------- ---------------------------------------
Hugh Mackenzie       418 Markham Street                  Economic Consultant

(Board member)       Toronto, ON   M6G 2L2
-------------------- ----------------------------------- ---------------------------------------
Louis Martel         Greystone Managed Investments Inc.  Senior Vice-President, Greystone
                                                         Managed Investments Inc.
(Board member)       Canada Trust Tower, BCE Place

                     Toronto, ON   M5J 2S1
-------------------- ----------------------------------- ---------------------------------------
Guy Matte            7083 Notre-Dame                     Former Executive Director of the
                                                         Association des enseignantes et des
(Board member)       Orleans, ON   K1C 1J1               enseignants franco-ontariens
-------------------- ----------------------------------- ---------------------------------------
Eileen Mercier       199 Cranbrooke Avenue               President, Finvoy Management Inc.

(Chairperson)        Toronto, ON M5M 1M6
-------------------- ----------------------------------- ---------------------------------------
Sharon Sallows       40 Edgar Avenue                     Partner, Ryegate Capital Corporation

(Board member)       Toronto, ON   M4W 2A9
-------------------- ----------------------------------- ---------------------------------------
William Swirsky      71 Constance Street                 Vice-President, Canadian Institute of
                                                         Chartered Accountants
(Board member)       Toronto, ON   M6R 1S5
-------------------- ----------------------------------- ---------------------------------------

-------------------- ----------------------------------- ---------------------------------------
Jean Turmel          Perseus Capital Inc.                President, Perseus Capital Inc.

(Board member)       1155 Metcalfe St., 1st floor

                     Montreal, Quebec   H3B 5G2
-------------------- ----------------------------------- ---------------------------------------
Roger Barton         5650 Yonge Street, 5th Floor        Vice-President, General Counsel &
                                                         Secretary of Teachers'
                     Toronto, ON   M2M 4H5
-------------------- ----------------------------------- ---------------------------------------




Robert Bertram       5650 Yonge Street, 5th Floor        Executive Vice-President, Investments
                                                         of Teachers'
                     Toronto, ON   M2M 4H5
-------------------- ----------------------------------- ---------------------------------------
John Brennan         5650 Yonge Street, 5th Floor        Vice-President, Human Resources &
                                                         Public Affairs of Teachers'
                     Toronto, ON   M2M 4H5
-------------------- ----------------------------------- ---------------------------------------
Russ Bruch           5650 Yonge Street, 5th Floor        Vice-President Investment Operations
                                                         & Chief Information Officer of
                     Toronto, ON   M2M 4H5               Teachers'
-------------------- ----------------------------------- ---------------------------------------
Stephen Dowd         5650 Yonge Street, 5th Floor        Vice-President, Infrastructure of
                                                         Teachers'
                     Toronto, ON   M2M 4H5
-------------------- ----------------------------------- ---------------------------------------
Zev Frishman         5650 Yonge Street, 5th Floor        Vice-President, Structured Portfolios
                                                         & External Managers of Teachers'
                     Toronto, ON   M2M 4H5
-------------------- ----------------------------------- ---------------------------------------
Brian Gibson         5650 Yonge Street, 5th Floor        Senior Vice-President, Public
                                                         Equities of Teachers'
                     Toronto, ON   M2M 4H5
-------------------- ----------------------------------- ---------------------------------------
Dan Houle            5650 Yonge Street, 5th Floor        Vice-President, Business Solutions
                                                         Investment I&T of Teachers'
                     Toronto, ON   M2M 4H5
-------------------- ----------------------------------- ---------------------------------------
-------------------- ----------------------------------- ---------------------------------------
Wayne Kozun          5650 Yonge Street, 5th Floor        Vice-President, Tactical Asset
                                                         Allocation, of Teachers'
                     Toronto, ON   M2M 4H5
-------------------- ----------------------------------- ---------------------------------------
-------------------- ----------------------------------- ---------------------------------------
Claude Lamoureux     5650 Yonge Street, 5th Floor        President and Chief Executive Officer
                                                         of Teachers'
                     Toronto, ON   M2M 4H5
-------------------- ----------------------------------- ---------------------------------------
Jim Leech            5650 Yonge Street, 5th Floor        CEO Designate, Teachers'

                     Toronto, ON   M2M 4H5
-------------------- ----------------------------------- ---------------------------------------
Peter Maher          5650 Yonge Street, 5th Floor        Vice-President Audit Services of
                                                         Teachers'
                     Toronto, ON   M2M 4H5
-------------------- ----------------------------------- ---------------------------------------
Rosemarie McClean    5650 Yonge Street, 5th Floor        Senior Vice-President Member Services
                                                         of Teachers'
                     Toronto, ON   M2M 4H5
-------------------- ----------------------------------- ---------------------------------------


                                       7


-------------------- ----------------------------------- ---------------------------------------
David McGraw         5650 Yonge Street, 5th Floor        Vice-President and Chief Financial
                                                         Officer of Teachers'
                     Toronto, ON   M2M 4H5
-------------------- ----------------------------------- ---------------------------------------
Dean Metcalf         5650 Yonge Street, 5th Floor        Vice-President, Teachers' Private
                                                         Capital of Teachers'
                     Toronto, ON   M2M 4H5
-------------------- ----------------------------------- ---------------------------------------
Ron Mock             5650 Yonge Street, 5th Floor        Vice-President, Alternative
                                                         Investments of Teachers'
                     Toronto, ON   M2M 4H5
-------------------- ----------------------------------- ---------------------------------------
Phil Nichols         5650 Yonge Street, 5th Floor        Vice-President, IT Member Services of
                                                         Teachers'
                     Toronto, ON   M2M 4H5
-------------------- ----------------------------------- ---------------------------------------
Neil Petroff         5650 Yonge Street, 5th Floor        Group Senior Vice-President
                                                         Investments of Teachers'
                     Toronto, ON   M2M 4H5
-------------------- ----------------------------------- ---------------------------------------
Sean Rogister        5650 Yonge Street, 5th Floor        Senior Vice-President Fixed Income &
                                                         Tactical Asset Allocation of Teachers'
                     Toronto, ON   M2M 4H5
-------------------- ----------------------------------- ---------------------------------------
Lee Sienna           5650 Yonge Street, 5th Floor        Vice-President, Teachers' Private
                                                         Capital of Teachers'
                     Toronto, ON   M2M 4H5
-------------------- ----------------------------------- ---------------------------------------
Andrew Spence        5650 Yonge Street, 5th Floor        Vice-President and Chief Economist of
                                                         Teachers'
                     Toronto, ON   M2M 4H5
-------------------- ----------------------------------- ---------------------------------------
Erol Uzumeri         5650 Yonge Street, 5th Floor        Senior Vice-President, Teachers'
                                                         Private Capital of Teachers'
                     Toronto, ON   M2M 4H5
-------------------- ----------------------------------- ---------------------------------------
Alan Wilson          5650 Yonge Street, 5th Floor        Vice-President, Fixed Income Credit
                                                         of Teachers'
                     Toronto, ON   M2M 4H5
-------------------- ----------------------------------- ---------------------------------------
Rosemary Zigrossi    5650 Yonge Street, 5th Floor        Vice-President, Venture Capital of
                                                         Teachers'
                     Toronto, ON   M2M 4H5
-------------------- ----------------------------------- ---------------------------------------
Barb Zvan            5650 Yonge Street, 5th Floor        Senior Vice-President Asset Mix &
                                                         Risk of Teachers'
                     Toronto, ON   M2M 4H5
-------------------- ----------------------------------- ---------------------------------------